Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to the reference to our name under the heading “Experts” and the disclosure of our role in the valuation analysis of the real properties of CNL Healthcare Properties II, Inc. (the “Company”) and a range for the net asset value per share of the Company’s common stock under the heading “Updated Estimated Net Asset Value Per Share and Offering Prices” in Supplement No. 1 to the Prospectus dated March 15, 2018 related to the Registration Statement (File No. 333-206017) of the Company.

March 15, 2018

/s/ CBRE Capital Advisors, Inc.
CBRE Capital Advisors, Inc.